SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                September 1, 2004


                        Commission File Number: 000-50825



                                 GPC BIOTECH AG
             (Exact name of registrant as specified in its Charter)


                              Fraunhoferstrasse 20
                       D-82152 Martinsried/Munich, Germany
                            Tel: 011 49 89 8565 2600
              (Address of registrant's principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F           X                       Form 40-F      ___
                                     ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes               ___                       No             X
                                                                            ---
         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes               ___                       No             X
                                                                            ---
         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes               ___                       No             X
                                                                            ---
         If "Yes" is marked,  indicate  below the file number  assigned to the
registrant in connection  with Rule 12g3-2(b):  82-    N/A
                                                       ---


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                                      INDEX
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Exhibit 1   Results of the Annual Shareholders Meeting of GPC Biotech AG on
            August 31, 2004.





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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  September 1, 2004
                                 GPC BIOTECH AG


                                 By:      /s/ Bernd Seizinger
                                    ----------------------------------
                                 Name:    Bernd Seizinger, M.D., Ph.D.
                                 Title:   President & CEO

                                 By:      /s/ Mirko Scherer
                                    ----------------------------------
                                 Name:    Mirko Scherer, Ph.D.
                                 Title:   Senior Vice President & CFO